Via Facsimile and U.S. Mail
Mail Stop 4720

June 12, 2009

C. Robert Quint
Executive Vice President and Chief Financial Officer
Radian Group Inc.
1601 Market Street
Philadelphia, PA 19103

Re: Radian Group Inc.
Form 10-K for the Fiscal Year Ended December 31, 2007
Form 10-Q for the Fiscal Quarter Ended September 30, 2008
File Number: 001-11356

Dear Mr. Quint:

We have reviewed your June 5, 2009 response to our May 1, 2009 letter and have the following comment. In our comment, we ask you to provide us with information to better understand your disclosure. Where our comment requests you to revise disclosure, the information you provide should show us what the revised disclosure will look like. Please identify the annual or quarterly filing, as applicable, in which you intend to first include it. If you do not believe that revised disclosure is necessary, explain the reason in your response. After reviewing the information provided, we may raise additional comments and/or request that you amend the above filings.

1. Please refer to prior comment four. Please revise your proposed disclosure to provide more specificity about the nature of the characteristics that would prompt you to change to a discounted cash flow valuation approach. In this regard, we note that there are existing distinguishing characteristics, such as collateral posting requirements that do not cause you to change to a discounted cash flow methodology. In your revised disclosure, please clarify whether the distinguishing characteristics you cite that would cause you to switch to a discounted cash flow methodology would prevent you from using a credit spread valuation approach and disclose why that is the case. If those characteristics that cause you to switch methodologies do not prevent you from using a credit spread valuation approach, please clarify whether under your policy you use multiple valuation approaches (i.e. credit spread valuation and discounted cash flow) as noted in SFAS 157, paragraph 19, and if not, why not. In any case, your disclosure should clarify why you believe that the discounted cash flow methodology as opposed to the credit spread valuation approach provides the value that is most representative of fair value under current market conditions.

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Please provide us the information requested within 10 business days or tell us when you will provide us with a response. Please furnish a cover letter with your response that keys your response to our comment. Detailed cover letters greatly facilitate our review. Please furnish your letter on EDGAR under the form type label CORRESP.

You may contact Dana Hartz, Staff Accountant, at (202) 551-3648 or Carlton Tartar, Accounting Branch Chief, at (202) 551-3387 if you have any questions regarding this comment. In this regard, do not hesitate to contact me, at (202) 551-3679.

Sincerely,

Jim B. Rosenberg
Senior Assistant Chief
Accountant